                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                      SEC FILE NUMBER: 0-14365
                                                         CUSIP NUMBER: 020781100

                           NOTIFICATION OF LATE FILING

Check One): [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR
For the Period Ended: July 25, 2004

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant: Alpha Technologies Group, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):
                                              11990 San Vicente Blvd., Suite 350

City, State and Zip Code:     Los Angeles, CA 90049

                       PART II -- RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR , or the transition report portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company has requested that its lenders waive an excess cash flow payment of $895,000 which is due on September 18, 2004. The Company cannot timely file its Form 10Q for the three months ended July 25, 2004 because the outcome of the request affects the classification of the Company's long-term debt.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert W. Forman       (212)            972-4900
----------------       -----            --------
(Name)                 (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

The Company expects to report a net loss of approximately $213,000 for the three months ended July 25, 2004, compared to a net loss of approximately $13.9 million for the three months ended July 27, 2003.

Alpha Technologies Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2004


                                                    By: /s/ James J. Polakiewicz
                                                        ------------------------
                                                        James J. Polakiewicz,
                                                        Chief Financial Officer